EXHIBIT 99.1


(1) Seacon Holdings Ltd. ("Seacon") is the direct holder of 1,212,352 shares of Common Stock of TAL International Group, Inc. Mr. Klesch is the beneficial owner of 100% of the equity interests of Seacon.


(2) Seacon is the direct holder of 5,000 shares of Series A 12.0% Cumulative Senior Preferred Stock of TAL International Group, Inc. Mr. Klesch is the beneficial owner of 100% of the equity interests of Seacon.